Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

October 30, 2023

Re:	Allkem Livent plc (n/k/a Arcadium Lithium plc) Amendment No. 1 to Registration Statement on Form S-4 Filed September 26, 2023 (Filing Date September 27, 2023) File No. 333-273360

Ms. Julie Sherman
Ms. Jane Park
Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3628

Dear Ms. Sherman and Ms. Park:

On behalf of our client, Allkem Livent plc (n/k/a Arcadium Lithium plc), a public limited company incorporated under the laws of the Bailiwick of Jersey (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and certain exhibits contained in Amendment No. 2 to the Company’s Registration Statement on Form S-4 contained in the Staff’s letter dated October 21, 2023. In addition, the Company has amended the Registration Statement and is filing Amendment No. 3 to its Registration Statement (the “Amended Registration Statement”) and Amendment No. 4 to its Registration Statement (solely for the purposes of refiling certain amended technical report summaries as exhibits, which could not be filed with the Amended Registration Statement due to their size) on the date hereof.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the locations in the Amended Registration Statement where the revised language addressing particular comments appears. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed September 27, 2023

Risks Related to Tax Matters, page 50

1.
We note your response to our prior comment 8 that “because the ownership percentage in this case is expected to be below 60%, the transaction is not expected to be a 'third-country transaction' as that term is used in the relevant Treasury Regulations.” Please revise your disclosure to include this additional information in the risk factor and the discussion of the material tax consequences.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 134 of the Amended Registration Statement to state that the Company does not expect the transaction to be a “third-country transaction” within the meaning of the applicable Treasury regulations.

Background of the Transaction, page 83

2.
We acknowledge your revised disclosure in response to our prior comment 12, which we reissue in part. Please revise to clarify the number of other potential targets in the broader lithium sector (and any other targets) that were assessed based on your selection criteria. To the extent you considered additional potential targets in addition to Allkem, please describe the process of identifying such targets, the progress or any discussions your had with those other targets, and when and on what basis the discussions with those targets ended. The revised disclosure should clarify how and on what basis you determined to narrow your search to Allkem and the reasons underlying Livent management's decision not to pursue the other targets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85-86 of the Amended Registration Statement.

3.
We reissue comment 13 in part. We note your continued reference to unnamed third-party consultants acting on behalf of Allkem and Livent in connection with the due diligence process, such as the references on pages 90-92. Please revise to identify and describe the role of such third-party consultants. For example, if the third-party consultant who completed the due diligence site visit of Livent's Fenix and Guernes operations in April 2023 was Ausenco Limited, which had been engaged in March 2023 to perform engineering and technical review of the inputs to Livent's financial projections, please so clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94-96 of the Amended Registration Statement to identify and describe the roles of the third-party consultants acting on behalf of Allkem Limited (“Allkem”) in connection with the due diligence process and Livent.

4.
We note your revised disclosure in response to our prior comments 15 and 17, which we reissue in part.  Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•
the material terms for any proposals and subsequent proposals and counteroffers in the negotiations, including the relative ownership split of the combined company, the exchange ratio and board composition;

•	negotiation of the transaction documents and the parties involved; and

•	changes in or contested points related to valuations.

For example, please disclose the potential new transaction structure and the relative ownership percentages discussed between June 27 and July 5, 2022; Allkem's proposed ownership split of the combined company as reflected in the initial draft of the transaction agreement on July 6, 2022; and the substance of each party's positions in the Allkem and Livent Board meetings on July 7, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the caption “The Transaction—Background of the Transaction” on pages 85-97 of the Amended Registration Statement.

October 30, 2023

5.
We note your disclosure on page 86 relating to Allkem's focus on fundamental valuations of the two companies as compared to current market valuations. You also disclose on page 89 that the process for determining the relative ownership percentages in the combined company was based on the underlying fundamental valuations of the two businesses. Please expand your disclosure to clarify the differences between the fundamental valuations and current market valuations of the two companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Amended Registration Statement to clarify the differences between the fundamental valuations and current market valuations of the two companies.

6.
We note your revised disclosure in response to our prior comment 16, which we reissue in part. We refer to your disclosure on page 89 that in March 2023, the parties exchanged updated projections, and that the projections were "updated to reflect such party's analysis and opinion on the current state and outlook of the lithium market and the applicable respective businesses, in particular with respect to cost inflation and the timing, production, operating costs and capital spend associated with each company's operating assets and development projects."  We also note the disclosure on page 90, that the projected cash flows were "adjusted to account for each party's view on expected reliability and certain other risks." Please disclose the content of these changes and how they affected the initial projections supplied by each party.  Please include disclosure of all material changes to the projections and material assumptions underlying the projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 92-93 of the Amended Registration Statement.

Summary of Financial Analysis by Gordon Dyal & Co., page 98

7.
Please revise this section to address all analysis performed by the financial advisor, including comparable company, comparable transactions and side-by-side comparisons. Please disclose the selection criteria for each of the comparable companies and transactions, how the criteria was chosen, and whether any companies or transactions meeting the selection criteria were excluded from the analysis. Disclose the multiples for each company in the analysis as well as the financial data used to derive such multiples, and explain how this analysis factored into each party's board's valuation.

Response: The Company respectfully advises the Staff that all analysis performed by the financial advisor that was relevant to the financial advisor’s determination of the fairness of the exchange ratio is already disclosed in the Registration Statement. For purposes of rendering its opinion in connection with the transaction, Gordon Dyal & Co. did not rely on comparable company analysis, comparable transactions analysis or side by side comparisons or any other analysis not previously disclosed, as those were deemed not relevant for purposes of evaluating the fairness of this merger-of-equals transaction.  The Company has also revised the disclosure on page 103 of the Amended Registration Statement to clarify this point.

Material Underlying Assumptions, page 105

8.
We note the revised disclosure in response to comment 23 and reissue the comment in part.  On page 205 you now state that you have disclosed "[t]he assumptions underlying the Forecasts that are considered most material in the view of Livent's management." Please revise to include all material assumptions, rather than only the "most material" assumptions.  Quantify the assumptions to the extent practicable and clarify the relevant time frames for any assumptions that are specific to time, such as timing of completion of expansion projects.  To the extent you reference information that is "disclosed or incorporated by reference elsewhere in this proxy statement," provide a specific cross-reference, or revise this section to disclose the information.

October 30, 2023

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Amended Registration statement.

Projected Synergies, page 108

9.
We note your revised disclosure in response to our prior comment 26, which we reissue in part. Please revise to expand your disclosure of the benefits with respect to Livent’s optimized business operating model and under the heading “Operating Model Integration Savings.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 113-114 of the Amended Registration Statement.

Material U.S. Federal Income Tax Considerations for U.S. Holders, page 126

10.
We note your response to comments 29 and 30 and the related revised disclosure. Revise this section to provide the tax opinion in full in the filing, including the material assumptions.  In the alternative, you may file a long-form opinion, which provides the full opinion including all material assumptions, as an exhibit.  In whichever form, the full tax opinion, including material assumptions, must be in the same document.  Refer to Item 601(b)(8) of Regulation S-K and Section III.B. of Staff Legal Bulletin No. 19, regarding long- and short-form tax opinions.

Response: In response to the Staff’s comment, the Company has filed a full tax opinion, including material assumptions, as Exhibit 8.1 to the Amended Registration Statement.

Material Individual Properties, page 216

11.
We acknowledge your revised disclosure in response to our prior comment 37, which we reissue in part. For each of Allkem's joint ventures with respect to the Olaroz lithium facility and Naraha lithium hydroxide plant, please disclose the aggregate amounts paid or received to date under such joint venture agreements, including any royalty payments, as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 204-206 and 228 of the Amended Registration Statement.

Amendment to Form S-4 filed September 27, 2023
Unaudited Prospective Financial Information, page 102

12.
We see that you revised your projections to present projections through the years 2066 and 2067. Given the amount of uncertainty in developing projections over 40 years out, please tell us why you believe your presentation is reasonable and appropriate.

Response: The Company respectfully advises the Staff that although there is uncertainty in developing projections over 40 years out, the Livent Board believed such presentation was reasonable and appropriate because it reflected the life-of-the-mine for each asset, which is customary for considering value in the industry of Livent and Allkem. Given the finite life of the relevant assets, the Livent Board considered that projections through the life-of-the-mine and in accordance with the life-of-the-mine plan for each asset would be a more reasonable and appropriate basis for assessing net asset value as opposed to considering a terminal value that assumes a perpetual life of the assets. The Company has also revised the disclosure on page 107 of the Amended Registration Statement to further clarify this point.

October 30, 2023

Note 4, page 180

13.
We understand that the estimated transaction consideration has decreased by 23% since your July 21, 2023 filing due to the corresponding decline in share price. Regarding your revised preliminary purchase price allocation, please clarify for us why a greater portion of the $1.6 billion decline in estimated transaction consideration was not deducted from your acquired goodwill calculation. Disclose any specific changes in facts and circumstances that could have reasonably caused the estimated fair value of the acquired property, plant, equipment and mineral rights to decline from $6.1 billion in July to $4.5 billion in September. It appears that the carrying value of these assets actually increased between March 31 and June 30 of 2023. We may have further comment.

Response: The Company respectfully advises the Staff that goodwill is an asset representing the acquired future economic benefits that are not individually identified and separately recognized (i.e., it is measured as a residual). The amount of goodwill recognized is also impacted by measurement differences resulting from certain assets and liabilities not being recorded at fair value (e.g., income taxes). As goodwill is a residual asset, it is impacted not only by changes to the estimated transaction consideration but also by any movements in the amounts of Allkem’s other assets and/or liabilities. For example, cash and cash equivalents increased from $770.3 million in the July filing of the registration statement on Form S-4 to $821.4 million in the September filing of the Registration Statement, which offset any additional decline in goodwill. Ultimately, it is noted that the goodwill balance decreased by approximately the same percentage (i.e., -23%) as that of the estimated transaction consideration.

When determining the purchase price allocation, the first step is to understand the internal rate of return (“IRR”) that is expected in the overall transaction based on the forecasted cash flows and transaction consideration. Separately, a market participant weighted average cost of capital (“WACC”) calculation is also performed. Due to the rising interest rate environment as well as the decline in share price, both the IRR and WACC increased from the initial filing. Given the IRR and WACC aligned with one another, it was viewed that this provides evidence that the projected financial information for the overall business (and related mineral rights valuation) reflect market participant assumptions and demonstrate that the purchase price is representative of the fair value of Allkem.

The decline in fair value of total property, plant and equipment between the July and September filings can be attributed to the mineral rights and is a result of (a) an increased discount rate commensurate with the increase of the IRR and WACC over that time period and (b) movement in the fixed assets (excluding mineral rights) and net working capital balances between the two filings since a charge related to the assumed use of these assets are included under the excess earnings methodology that is utilized to value the mineral rights (i.e., the balances related to these assets both increased, which further reduced the cash flows, and thus overall value, attributable to the mineral rights).

14.
It appears that the $3.1 billion preliminarily allocated to acquired mineral rights results in an approximate $1.4 billion increase over the carrying value of these assets as reported on page F-25. Please provide a disclosure herein, or a cross reference to a disclosure, that identifies the specific mineral rights being written-up and describes the primary estimates and assumptions that were used to estimate fair value. For example, if fair value was estimated using market price or production cost estimates that materially differ from corresponding current prices and costs, then that fact should be clearly explained.

Response: The Company respectfully advises the Staff that the $3.2 billion fair value of mineral rights (rounded up from $3.17 billion) is inclusive of both mine properties and exploration and evaluation assets. An adjustment to carrying value was considered for the mineral rights attributable to each of Allkem’s primary mine locations, specifically Mt Cattlin, James Bay, Sal de Vida, Cauchari, and Olaroz.

October 30, 2023

Livent assessed a preliminary fair value of $3.2 billion for the primary mine locations listed above as follows:

(1) Mt Cattlin - $17 million

(2) James Bay - $1.111 billion

(3) Sal de Vida - $920 million

(4) Cauchari - $451 million

(5) Olaroz - $671 million

The carrying value of these rights is inclusive of the $1.7 billion historical carrying value of the mine properties (as disclosed under Note 10 on page F-25 of the Amended Registration Statement) and the $0.5 billion associated exploration and evaluation assets Allkem capitalized and presented separately (as disclosed under Note 12 on page F-27) of the Amended Registration Statement), both of which are presented under International Financial Reporting Standards. This resulted in an approximately $1.0 billion step-up from the historical carrying value of these assets.

The primary estimates and assumptions used to determine fair value pertained to the future forecasted cash flows and corresponding discount rate associated with the mineral rights, as the fair value of this asset was estimated using the multi-period excess earnings method, a form of the income approach that considers the projected cash flows of the business attributable to the asset net of charges for the use of other assets of the business such as working capital, fixed assets, and other intangible assets. Accordingly, the fair value of the mineral rights reflects the cash flow expectations that Livent and Allkem have while the carrying value reflects the historical costs that have been incurred and capitalized in connection with the operations and development of Allkem’s various locations. The projections utilized for the mineral rights valuation are consistent with Livent’s Adjusted Allkem Forecasts that were relied upon in connection with Gordon Dyal & Co.’s fairness opinion. The underlying assumptions of these forecasts are discussed under the caption “The Transaction—Unaudited Prospective Financial Information” beginning on page 106 of the Amended Registration Statement.

Additional disclosure has also been included under the caption "Notes to the Unaudited Pro Forma Condensed Combined Financial Information—Note 4 – Preliminary purchase price allocation" beginning on page 186 of the Amended Registration Statement.

Mineral Resources and Reserves, page 219, page A-1

15.
You state the Mt. Cattlin processing costs as $13.19 on page 219 and elsewhere in your Form S-4 and not the $23.19 as stated on page 155 of the associated Mt. Cattlin technical report summary. Please review and modify your filings to correct this discrepancy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 226 of the Amended Registration Statement. In addition, the applicable qualified persons who prepared the technical report summary (“TRS”) with respect to Mt Cattlin (the “Mt Cattlin TRS”) previously filed as Exhibit 96.1 to the Registration Statement revised the disclosure on pages 40, 155 and 158 of the amended Mt Cattlin TRS that is being filed as Exhibit 96.1 to the Amended Registration Statement.

October 30, 2023

Part II. Item 21. Exhibits and Financial Statement Schedules

Exhibits 96.1 through 96.5
10 MINERAL PROCESSING AND METALLURGIAL TESTING, page A-2

16.
We reviewed the Mineral Processing and Metallurgical Testing section of Exhibits 96.1 through 96.5. Please modify your filings and include the QP’s opinion on the adequacy of the metallurgical data and state the final forecast recovery as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Response: In response to the Staff’s comment: (i) the applicable qualified persons who prepared the Mt Cattlin TRS previously filed as Exhibit 96.1 to the Registration Statement revised the disclosure on pages 137 and 138 of the amended Mt Cattlin TRS that is being filed as Exhibit 96.1 to the Amended Registration Statement; (ii) the applicable qualified persons who prepared the TRS with respect to Olaroz (the “Olaroz TRS”) previously filed as Exhibit 96.2 to the Registration Statement revised the disclosure on page 182 of the amended Olaroz TRS that is being filed as Exhibit 96.2 to Amendment No. 4 to the Company’s Registration Statement; (iii) the applicable qualified persons who prepared the TRS with respect to Sal de Vida (the “Sal de Vida TRS”) previously filed as Exhibit 96.3 to the Registration Statement revised the disclosure on page 145 of the amended Sal de Vida TRS that is being filed as Exhibit 96.3 to Amendment No. 4 to the Company’s Registration Statement; (iv) the applicable qualified persons who prepared the TRS with respect to Cauchari (the “Cauchari TRS”) previously filed as Exhibit 96.4 to the Registration Statement revised the disclosure on page 143 of the amended Cauchari TRS that is being filed as Exhibit 96.4 to Amendment No. 4 to the Company’s Registration Statement; and (v) the applicable qualified persons who prepared the TRS with respect to James Bay (the “James Bay TRS”) previously filed as Exhibit 96.5 to the Registration Statement revised the disclosure on page 10-32 of the amended James Bay TRS that is being filed as Exhibit 96.5 to Amendment No. 4 to the Company’s Registration Statement.

Exhibits 96.1 through 96.5
17 Environmental Studies, Permitting, Social or Community Impacts, page A-3

17.
We reviewed the Environmental Studies, Permitting, Social or Community Impacts section of your Exhibits 96.1 through 96.5.  Please modify your filing and include the QP’s opinion as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups and include closing and reclamation costs as required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Response: In response to the Staff’s comment: (i) the applicable qualified persons who prepared the Mt Cattlin TRS previously filed as Exhibit 96.1 to the Registration Statement revised the disclosure on page 272 of the amended Mt Cattlin TRS that is being filed as Exhibit 96.1 to the Amended Registration Statement; (ii) the applicable qualified persons who prepared the Olaroz TRS previously filed as Exhibit 96.2 to the Registration Statement revised the disclosure on page 244 of the amended Olaroz TRS that is being filed as Exhibit 96.2 to Amendment No. 4 to the Company’s Registration Statement; (iii) the applicable qualified persons who prepared the Sal de Vida TRS previously filed as Exhibit 96.3 to the Registration Statement revised the disclosure on page 222 of the amended Sal de Vida TRS that is being filed as Exhibit 96.3 to Amendment No. 4 to the Company’s Registration Statement; (iv) the applicable qualified persons who prepared the Cauchari TRS previously filed as Exhibit 96.4 to the Registration Statement revised the disclosure on pages 244 and 246 of the amended Cauchari TRS that is being filed as Exhibit 96.4 to Amendment No. 4 to the Company’s Registration Statement; and (v) the applicable qualified persons who prepared the James Bay TRS previously filed as Exhibit 96.5 to the Registration Statement revised the disclosure on pages 17-1 and 17-15 of the amended James Bay TRS that is being filed as Exhibit 96.5 to Amendment No. 4 to the Company’s Registration Statement.

October 30, 2023

Exhibits 96.1 through 96.4
13 Mining Methods, page A-4

18.
Please modify your filing and disclose the annual numerical values and totals for your Life of Mine (LOM) production.  This would also include total quantities (liters) pumped from your wellfields with associated solution grades or annual processed ore with associated grades, the overall metallurgical recovery, and final salable product on an annual basis.  See Item 601 (b)(96)(iii)(b)(13) of Regulation S-K.

Response: In response to the Staff’s comment: (i) the applicable qualified persons who prepared the Mt Cattlin TRS previously filed as Exhibit 96.1 to the Registration Statement revised the disclosure on pages 202-203 of the amended Mt Cattlin TRS that is being filed as Exhibit 96.1 to the Amended Registration Statement; (ii) the applicable qualified persons who prepared the Olaroz TRS previously filed as Exhibit 96.2 to the Registration Statement revised the disclosure on page 212 of the amended Olaroz TRS that is being filed as Exhibit 96.2 to Amendment No. 4 to the Company’s Registration Statement; (iii) the applicable qualified persons who prepared the Sal de Vida TRS previously filed as Exhibit 96.3 to the Registration Statement revised the disclosure on page 175 of the amended Sal de Vida TRS that is being filed as Exhibit 96.3 to Amendment No. 4 to the Company’s Registration Statement; and (iv) the applicable qualified persons who prepared the Cauchari TRS previously filed as Exhibit 96.4 to the Registration Statement revised the disclosure on page 204 of the amended Cauchari TRS that is being filed as Exhibit 96.4 to Amendment No. 4 to the Company’s Registration Statement.

Exhibits 96.2, 96.3 & 96.4
19 Economic Analysis, page A-5

19.
We note you did not disclose a complete annual economic analysis for your reserves in this section. Please modify your filing to provide more detail, key assumptions, and summarize the results on an after-tax basis with LOM totals. Your financial analysis should disclose as line items, your wellfield production quantities & grades or tonnage and grade, contained/recovered products, commodity prices, revenues, capital, sustaining capital, reclamation/closing costs, operating costs, royalties, taxes, DD&A, pre/post tax cash flows on an annual basis with LOM totals. See Items 601(b)(96)(iii)(B)(19)(i) and (ii) of Regulation S-K.

Response: In response to the Staff’s comment: (i) the applicable qualified persons who prepared the Olaroz TRS previously filed as Exhibit 96.2 to the Registration Statement revised the disclosure on pages 260-261 of the amended Olaroz TRS that is being filed as Exhibit 96.2 to Amendment No. 4 to the Company’s Registration Statement; (ii) the applicable qualified persons who prepared the Sal de Vida TRS previously filed as Exhibit 96.3 to the Registration Statement revised the disclosure on pages 263-264 of the amended Sal de Vida TRS that is being filed as Exhibit 96.3 to Amendment No. 4 to the Company’s Registration Statement; and (iii) the applicable qualified persons who prepared the Cauchari TRS previously filed as Exhibit 96.4 to the Registration Statement revised the disclosure on pages 257-259 of the amended Cauchari TRS that is being filed as Exhibit 96.4 to Amendment No. 4 to the Company’s Registration Statement.

October 30, 2023

Exhibits 96.2, 96.3 & 96.4
11 & 12 Mineral Resources & Mineral Reserves, page A-6

20.
Please modify your filing and disclose the cutoff grade for your resource/reserve estimates with an example calculation that includes all the parameters and appropriate units used to prepare this calculation.  See Items 601(b)(96)(iii)(B)(11)(iii) & (12)(iii) of Regulation S-K.

Response: In response to the Staff’s comment: (i) the applicable qualified persons who prepared the Olaroz TRS previously filed as Exhibit 96.2 to the Registration Statement revised the disclosure on page 207 of the amended Olaroz TRS that is being filed as Exhibit 96.2 to Amendment No. 4 to the Company’s Registration Statement; (ii) the applicable qualified persons who prepared the Sal de Vida TRS previously filed as Exhibit 96.3 to the Registration Statement revised the disclosure on pages 150 and 170 of the amended Sal de Vida TRS that is being filed as Exhibit 96.3 to Amendment No. 4 to the Company’s Registration Statement; and (iii) the applicable qualified persons who prepared the Cauchari TRS previously filed as Exhibit 96.4 to the Registration Statement revised the disclosure on pages 166 and 202 of the amended Cauchari TRS that is being filed as Exhibit 96.4 to Amendment No. 4 to the Company’s Registration Statement.

Exhibits 96.2 & 96.3
18 Capital and Operating Costs, page A-7

21.
Our review of your capital and operating costs for your reserves indicates you did not state the accuracy of these estimates as required by Item 601(b)(96)(iii)(B)(18) of Regulation S-K.  Please modify you filings and state the accuracy of your estimates and if constructed in stages include all capital and operating costs with your LOM totals.

Response: In response to the Staff’s comment: (i) the applicable qualified persons who prepared the Olaroz TRS previously filed as Exhibit 96.2 to the Registration Statement revised the disclosure on page 250 of the amended Olaroz TRS that is being filed as Exhibit 96.2 to Amendment No. 4 to the Company’s Registration Statement; and (ii) the applicable qualified persons who prepared the Sal de Vida TRS previously filed as Exhibit 96.3 to the Registration Statement revised the disclosure on page 253 of the amended Sal de Vida TRS that is being filed as Exhibit 96.3 to Amendment No. 4 to the Company’s Registration Statement.

Exhibit 96.1
11 Mineral Resources, page A-8

22.
Please modify your filing and disclose the Qualified Person’s opinion on whether all issues related to technical and/or economic factors influencing economic extraction can be resolved with further work.  See Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the applicable qualified persons who prepared the Mt Cattlin TRS previously filed as Exhibit 96.1 to the Registration Statement revised the disclosure on page 156 of the amended Mt Cattlin TRS that is being filed as Exhibit 96.1 to the Amended Registration Statement.

October 30, 2023

Exhibit 96.5
25 Reliance On Information Provided by The Registrant, page A-9

23.
We note your disclosure disclaiming responsibility for the accuracy, completeness, or fairness of your third-party information. Please remove all disclaimers from your filing. See Item 1302(b)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the applicable qualified persons who prepared the James Bay TRS previously filed as Exhibit 96.5 to the Registration Statement revised the disclosure on page 25-1 of the amended James Bay TRS that is being filed as Exhibit 96.5 to Amendment No. 4 to the Company’s Registration Statement.

Livent Corporation – Form 10-K
Other Property Nemaska Lithium, page 45, page L-1

24.
We note your disclosure of a 50% equity interest in the Nemaska Lithium Inc. Summary disclosure is required of all mining properties in which you have a direct or indirect economic interest.  In addition, you will need to make a materiality determination/declaration regarding this property, which may require additional disclosure.  Please modify your filing and include the summary disclosure as required by Item 1303(a)(1) of Regulation S-K.

Response: We respectfully advise the Staff that the mining property (the “Nemaska Lithium property”) owned by Nemaska Lithium, Inc. (“NLI”), in which Livent owns a 50% economic interest, is an exploration stage property that had no operations and no mineral resources or reserves, as determined in accordance with Subpart 1300 of Regulation S-K (“Subpart 1300”) at December 31, 2022 or February 24, 2023 (the date on which Livent filed its annual report on Form 10-K for the year ended December 31, 2022 (the “2022 Livent 10-K”)), which Livent disclosed in the 2022 Livent 10-K. Based on these factors, Livent deemed the Nemaska Lithium property not to be material.

While the 2022 Livent 10-K did not explicitly specify Livent’s determination that the Nemaska Lithium property was not material, we respectfully submit the disclosure of such a determination is not required by Subpart 1300.  We also believe that this determination was clear to investors given the manner in which Livent presented information for its two mining properties in the 2022 Livent 10-K, including providing the relatively extensive disclosures required by Rule 1304 of Regulation S-K for the Salar del Hombre Muerto property under the subheading “Material Individual Property—Salar del Hombre Muerto” and the summary disclosures required by Rule 1303(b) of Regulation S-K for the Nemaska Lithium property, to the extent they were not included under the “Overview” caption, under the subheading “Other Property—Nemaska Lithium.”

Rule 1303 of Regulation S-K requires summary disclosure of the matters specific therein for each mining property irrespective of whether or not the property is material, but, as stated in Rule 1303(b)(iii), excerpted below, leaves the determination of the amount and type of disclosure to the registrant:

“When presenting the overview, the registrant should include the amount and type of disclosure concerning its mining properties that is material to an investor's understanding of the registrant's properties and mining operations in the aggregate. This disclosure will depend upon a registrant's specific facts and circumstances and may vary from registrant to registrant. A registrant should refer to, rather than duplicate, any disclosure concerning individually material properties provided in response to § 229.1304.”

October 30, 2023

In the 2022 Livent 10-K, under the caption “Item 2. Properties—Mineral Properties—Overview,” Livent disclosed its economic ownership in NLI, included the location of the Nemaska Lithium Property, a map showing the locations of both of Livent’s mining properties (including the Nemaska Lithium property), that the Nemaska Lithium property is an exploration stage property, footnotes to the resource and reserves tables specifying that the Nemaska Lithium property did not have estimated resources or reserves, and a cross-reference to a separate section titled “Other Property—Nemaska Lithium,” in which Livent disclosed the remaining information required by Rule 1303(b) of Regulation S-K with respect to the Nemaska Lithium property.

Livent considered presenting additional information for the Nemaska Lithium property under the “Overview” caption, but ultimately determined that such a presentation would be confusing and unnecessary, and not material to an investor’s understanding of Livent’s mining properties and operations in the aggregate, in light of the presentation of comparable information for its one material mining property (in Salar del Hombre Muerto, Argentina) in a separately titled caption.  Livent believes that this presentation, which avoided drawing undue attention to technical information regarding the Nemaska Lithium property or including repetitive disclosure with respect to the Salar del Hombre Muerto property in the overview, is consistent with Rule 1303(b)(iii) excerpted above.  We respectfully submit that such presentation also reflects Livent’s objective to organize the information regarding its aggregate mining operations clearly, in a manner that facilitates investors’ understanding of the importance of Livent’s properties and mining operations in the aggregate.

In its future annual reports, Livent (or, if applicable, NewCo as Livent’s successor) will be reporting resource data for several new material properties to be acquired in connection with the transaction with Allkem, and will therefore include additional data in the summary, as Livent believes the inclusion of such additional properties in the summary would make the inclusion of such a table useful to investors.

Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Cut-Off Grades Estimates, page 12-11, page L-2

25.
Please modify your filing and disclose the cutoff grade for your reserve estimates with an example calculation with all the parameters and appropriate units used to prepare this calculation.  See Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K.

Response: As an initial matter, Livent and Integral, the third-party firm comprising qualified persons that prepared its TRS for Salar Del Hombre Muerto, believe that the TRS complies with the requirements of Regulation S-K set forth in this comment and the subsequent comments.  For example, the report does show the cutoff grade and appropriate assumptions and Regulation S-K does not explicitly require the additional information requested by the Staff.  Nonetheless, in the interest of resolving all comments, Livent will, upon the completion of the Staff’s review of the Registration Statement, file a current report on Form 8-K with an amended TRS for the Salar del Hombre Muerto property including the following disclosure regarding the calculation of the cutoff grade together with an example calculation (which will be included in subsection 12.2 of the TRS):

The cutoff grade, which represents the brine mineral concentration necessary to make production economically viable, was calculated using the following equation:

October 30, 2023

The following parameters and assumptions, which are based on the projections in Section 19 (Economic Analysis) of this technical report summary (see Table 19-3), were used to prepare this calculation (all amounts are presented over the life of mine (LOM) of 40 years):

Total Capital Expenditure:	$2,306 million
Total Operating Expenditure	$19,452 million
Cost of Capital	$2,176 million(1)
Total Brine Extracted	1,381 million cubic meters(2)
Process Efficiency	76.6% (Average predicted process efficiency)
Conversion from Li to LiCO3	5.323
LiCO3 Price	$20,000/metric ton

  (1) Calculated as 10% Livent’s total projected capital and operating expenses over the LOM period.

  (2) 1,000 liters per cubic meter (see Table 19-3 in Section 19 (Economic Analysis)).

The resulting cut-off grade of 214 mg/L was elevated by 2% to provide a conservative buffer for the results of the numerical brine reservoir model, resulting in a cut-off grade of 218 mg/L for the reported reserves.

We respectfully advise the Staff that, consistent with an Australian requirement that, in connection with the transaction, Livent must affirmatively determine mineral resources for all of its mining properties, Livent determined mineral resources and reserves for the Nemaska lithium property in September 2023 and filed the information required by Rule 1304 of Regulation S-K and the relevant technical report summary for the Nemaska Lithium property (the “Nemaska TRS”) on a current report on Form 8-K on September 26, 2023, prior to the filing of the Registration Statement, which specifically incorporated such current report (including the Nemaska TRS and property disclosure) by reference.  Although the Staff did not issue any comments on the Nemaska TRS and Livent and the qualified persons who prepared the Nemaska TRS believe that the Nemaska TRS fully complied with the requirements of Subpart 1300, Livent will provide an amended Nemaska TRS in the interest of promptly resolving the Staff’s comments and avoiding any future comments. Accordingly, Livent will, upon the conclusion of the Staff’s review process, file a current report on  Form 8-K, including an amended Nemaska TRS addressing the Staff’s comments (including the subsequent comments in this letter) on the TRS for the Salar del Hombre Muerto property, to the extent relevant to the Nemaska TRS.

With respect to this comment, we respectfully advise the staff that Section 12 of the Nemaska TRS (e.g., pages 200 and 219) includes the cut-off grades together with formulae for calculating the cut-off grades for open-pit and underground reserves and the relevant parameters, assumptions and units necessary for the calculation.

October 30, 2023

Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Current Wellfield Design, page 13-2, page L-3

26.
Please modify your filing and disclose the annual numerical values and totals for your Life of Mine (LOM) production to support the graphs provided.  This would also include total quantities (liters) pumped from your wellfields with associated solution grades, the overall metallurgical recovery, and final salable product on an annual basis.  See Item 601(b)(96)(iii)(b)(13) of Regulation S-K.

Response: In response to the Staff’s comment, Livent will, upon the completion of the Staff’s review of the Registration Statement, file a current report on Form 8-K with an amended TRS including the following additional disclosure to supplement the information in Figures 13-2 and 13-3, respectively (which will be included in subsections 13.1 and 13.3, respectively):

The detailed production figures for the historical annual lithium brine production depicted in Figure 13-2 above, together with information regarding the elemental lithium extracted and saleable product (including lithium carbonate and lithium chloride) produced, are set forth in Table 13-1.1 below.

Table 13-1.1. Historical Brine Production Volumes, Grades and Recovery

Year	Primary Well Battery		Secondary Well Battery		SA Plant Production		Saleable Product (kt)(1)
	Volume Brine Produced (L)	Average Li Concentration (mg/L)	Volume Brine Produced (L)	Average Li Concentration (mg/L)	Li (t)	LCE(2) (t)	Li2CO3	LiCl	Converted to LCE(3)
2000	4.64E+09	762	-	-	2,394	12,745	NA	NA	NA
2001	2.18E+09	754	-	-	1,208	6,432	NA	NA	NA
2002	1.61E+09	741	-	-	842	4,484	NA	NA	NA
2003	3.07E+09	749	-	-	1,693	9,014	NA	NA	NA
2004	4.79E+09	743	-	-	2,770	14,746	NA	NA	NA
2005	4.33E+09	746	-	-	3,199	17,027	NA	NA	NA
2006	5.54E+09	742	-	-	3,237	17,228	NA	NA	NA
2007	6.12E+09	733	-	-	3,515	18,710	NA	NA	NA
2008	5.86E+09	738	-	-	3,788	20,164	NA	NA	NA
2009	5.42E+09	737	-	-	3,352	17,844	NA	NA	NA
2010	5.35E+09	751	-	-	3,383	18,007	NA	NA	NA
2011	5.37E+09	748	-	-	3,283	17,477	NA	NA	NA
2012	7.83E+09	737	-	-	3,455	18,390	NA	NA	NA
2013	9.05E+09	727	7.71E+08	625	3,819	20,327	NA	NA	NA
2014	7.14E+09	729	3.39E+09	647	4,302	22,898	NA	NA	NA
2015	7.80E+09	735	3.50E+09	660	4,273	22,743	NA	NA	NA
2016	6.72E+09	743	4.34E+09	711	4,545	24,194	12.6	6.5	18.2
2017	7.99E+09	753	4.43E+09	716	4,792	25,507	15.2	4.5	19.1
2018	8.79E+09	755	5.00E+09	714	4,406	23,453	17.2	5.0	21.6
2019	7.54E+09	746	5.27E+09	682	4,753	25,302	16.8	4.3	20.5
2020	9.37E+09	750	5.90E+09	729	4,708	25,061	15.6	4.8	19.8
2021	9.05E+09	754	7.35E+09	764	4,932	26,255	15.5	3.7	18.8
2022	9.03E+09	756	6.44E+09	742	4,903	26,099	17.0	4.8	21.1

(1) Livent became public in 2018 and first publicly disclosed production information for 2016, and no such earlier data was used by the qualified person for purposes of this technical report summary as the post-2016 data, together with the other data summarized in this technical report summary, was deemed suitable by the qualified person to validate the reasonableness of future production estimates.

The average metallurgical recovery rate for the period from 2016 through 2022 was 79%, calculated according to the following formula:

[Li2CO3 produced * (LiCl produced*0.871)] / SA Production (LCE).

(2) Based on conversion ratio for elemental lithium to lithium carbonate of 1 to 5.323.

(3) Based on conversion ratio for lithium chloride to lithium carbonate of 1 to 0.871.

Notes:

L = liters
t = tons
mg/L = milligrams per liter
kt = 1,000 tons

. . .

Detailed anticipated lithium brine production figures for the production schedule depicted in Figure 13-3 above, together with the anticipated elemental lithium recovery and lithium carbonate production for the life of mine (LOM) period, are included in Table 19-3 in Section 19.4 (Detailed Economic Analysis) of this technical report summary.

In addition, Livent will file an amended Nemaska TRS including the following disclosure to supplement the information set forth in subsections 13.1.5.2 (starting on page 227) and 13.2.11:

Detailed anticipated ore production figures for the production schedule depicted in Table 13-2 and Table 13-12 above, together with the anticipated lithium spodumene (5.5% concentrate) production, are included in Table 19-3 in Section 19.6 (Detailed Economic Analysis) of this technical report summary.

October 30, 2023

Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Responsible Care, page 17-20, page L-4

27.
We reviewed the Environmental Studies, Permitting, and Social Factors section of your TRS. Please modify your filing and include the QP’s opinion as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Response: In response to the Staff’s comment, Livent will, upon the completion of the Staff’s review of the Registration Statement, file a current report on Form 8-K with an amended TRS including the following statement in Section 17:

In the QP’s opinion, the current plans for environmental compliance, permitting, and addressing issues with local individuals or groups are adequate”

In addition, Livent will file an amended Nemaska TRS including the following statement in Section 17 of the Nemaska TRS:

In the QP’s opinion, the current plans for environmental compliance, permitting, and addressing issues with local individuals or groups are adequate.

Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Capital and Operating Costs, page 18-1, page L-5

28.	Please modify your filing and define the accuracy of your capital and operating costs estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the sensitivity analysis in Section 19.3 of the TRS defines the accuracy of Livent’s capital and operating costs and Livent will, upon the completion of the Staff’s review of the Registration Statement, file a current report on Form 8-K with an amended technical report summary including the following statement in Section 18.1 thereof:

The capital and operating cost estimates included in this report were developed to pre-feasibility standards (cost accuracy ± 25% and, except as otherwise indicated, contingency ≤ 15%) to support the ongoing operations, and the announced expansions currently in progress.

In addition, we respectfully inform the Staff that page 37 of the Nemaska TRS already includes a statement defining the accuracy of capital and operating cost estimates.

29.	Please modify your filing to disclose your closing/reclamation costs as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

Response: In response to the Staff’s comment, Livent will, upon the completion of the Staff’s review of the Registration Statement, file a current report on Form 8-K with an amended technical report summary, including the following disclosure amending the first paragraph and table in Section 18.1 thereof:

October 30, 2023

Capital expenditure forecasts amounting to a total of $2,306 million are estimated based on: 1) a baseline level of sustaining capital expenditures, in-line with historical expenditure levels and adjusted for changing production rates; and 2) strategic planning for major capital expenditures (including the expansion projects described below).  Estimated future capital expenditures, including estimated sustaining capital expenditures and mine closure and reclamation costs, are presented in Table 18-1 below.

          Table 18-1. Capital Expenditure Estimates (LOM)

($USD in Millions)
Year	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032-2061	2062	Total Capex
Initial Capex	271	315	215	45	210	135	-	-	-	-	-	1,191
Sustaining Capex	11	12	14	17	18	18	21	23	25	25(1)	25	934
Mine Closure Costs	-	-	-	-	-	-	-	-	-	-	181	181
Total Capex	282	327	229	62	228	153	21	23	25	750	206	$2,306

(1) Represents annual estimated sustaining capex for the period.

In addition, we respectfully inform the Staff that page 358 of the Nemaska TRS already includes estimated mine closure costs of CAD$ 15 million and indicates that substantially all of this amount has already been paid and therefore mine closure costs for the Nemaska Lithium property are not included in projected capital expenditures.

Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Economic Analysis, page 19-2, page L-7

30.
We note you did not disclose a complete annual economic analysis of your reserves in this section. Please modify your filing to provide more detail, key assumptions, and summarize the results on an after-tax basis. Your financial analysis should disclose as line items, your wellfield production quantities & grades, contained/recovered products, commodity prices, revenues, capital, sustaining capital, reclamation/closing costs, operating costs, royalties, taxes, DD&A, pre/post tax cash flows on an annual basis with LOM totals. See Items 601(b)(96)(iii)(B)(19)(i) and (ii) of Regulation S-K.

Response: In response to the Staff’s comment, Livent will, upon the completion of the Staff’s review of the Registration Statement, file a current report on Form 8-K with an amended technical report summary, including the following disclosure amending subsections 19.2 and 19.3 thereof and adding a new subsection 19.4, as provided below.

We respectfully note that Livent’s calculation of post-tax net present value (NPV) for the Salar del Hombre Muerto property, set forth in Section 19.2 of the TRS, conservatively included cash flows and associated capital expenditures for fiscal year 2022, given the net capital outlay in that year.  Consistent with the Staff’s comment to provide information based on LOM totals, Livent will remove the 2022 values from the calculation and the qualified person will revise the NPV calculation in the TRS as set forth below.

          Section 19.2 Results

The summary results of the economic analysis (which is set forth in detail in Section 19.4 below) including the project’s post-tax net present value, internal rate of return (assuming a weighted average cost of capital of 10%), and estimated payback period of initial capital expenditures, are provided in Table 19-1 below.

October 30, 2023

Post-Tax Net Present Value (USD$ in millions)	Post-Tax Internal Rate of Return	Payback Period (Years)	Life-of-Mine (Years)	Total Initial Capex(1) (USD$ in millions)
$7,168	836%	1.2	40	$1,372

(1)	Includes estimated initial capital expenditures from 2023 through 2028 and estimated mine closure costs accrued over the LOM period (see Table 19-3 below).

Section 19.3 Sensitivity Analysis

Financial viability of the project was evaluated under a range of different scenarios to understand how resilient financial returns were under different favorable and unfavorable changes to key assumptions across lithium chemical prices, capital, operating costs, and production volumes. A pre-feasibility level sensitivity analysis (without contingency) is summarized in Table 19-2.

Table 19-2. Economic Model Sensitivity Analysis Million $USD

	Sensitivity Factor
Cost Variable	-25%	-10%	0%	+10%	+25%
Lithium Carbonate Price ($/t)	$4,388	$6,056	$7,168	$8,280	$9,949
Initial Capex	$7,396	$7,259	$7,168	$7,078	$6,941
Operating Expenses	$7,920	$7,469	$7,168	$6,868	$6,417
Production Volume	$5,140	$6,357	$7,168	$7,980	$9,197

October 30, 2023

Section 19.4 Detailed Economic Analysis

Table 19-3. Detailed Economic Analysis (LOM period)

Year	Brine Produced (L)		Average Grade (mg/L)	Target Li Production (t)(1)	Target LCE Production (t)(1)(2)	Lithium Carbonate Price ($/t)	Initial Capital ($M)		Sustaining Capital ($M)	Revenue ($M)	Operating Expense ($M)	DD&A ($M)	Royalties ($M)	Pre-Tax Cashflow ($M)		Taxes ($M)	Post-Tax Cashflow ($M)
2023	8.09E	+09	711	4,509	24,000	$20,000	$271		$11	$480	$130	$36	$17	$60		$69	$(9)
2024	1.11E	+10	714	6,387	34,000	$20,000	$315		$12	$680	$184	$38	$24	$157		$101	$56
2025	1.23E	+10	718	7,139	38,000	$20,000	$215		$14	$760	$205	$39	$27	$321		$114	$207
2026	1.80E	+10	726	10,520	56,000	$20,000	$45		$17	$1,120	$303	$80	$39	$734		$162	$572
2027	1.98E	+10	730	12,775	68,000	$20,000	$210		$18	$1,360	$368	$82	$48	$750		$200	$550
2028	2.44E	+10	731	12,775	68,000	$20,000	$135		$18	$1,360	$368	$83	$48	$839		$200	$639
2029	2.43E	+10	735	14,466	77,000	$20,000	$-		$21	$1,540	$416	$109	$54	$1,092		$223	$869
2030	3.29E	+10	735	18,411	98,000	$20,000	$-		$23	$1,960	$530	$111	$69	$1,382		$290	$1,092
2031	3.29E	+10	734	18,411	98,000	$20,000	$-		$25	$1,960	$530	$112	$69	$1,405		$290	$1,115
2032	3.49E	+10	693	18,411	98,000	$20,000	$-		$25	$1,960	$530	$114	$69	$1,405		$290	$1,116
2033	3.52E	+10	687	18,411	98,000	$20,000	$-		$25	$1,960	$530	$116	$69	$1,405		$289	$1,116
2034	3.55E	+10	680	18,411	98,000	$20,000	$-		$25	$1,960	$530	$117	$69	$1,405		$289	$1,116
2035	3.58E	+10	674	18,411	98,000	$20,000	$-		$25	$1,960	$530	$119	$69	$1,405		$288	$1,117
2036	3.62E	+10	668	18,411	98,000	$20,000	$-		$25	$1,960	$530	$121	$69	$1,405		$288	$1,117
2037	3.65E	+10	662	18,411	98,000	$20,000	$-		$25	$1,960	$530	$122	$69	$1,405		$288	$1,117
2038	3.68E	+10	657	18,411	98,000	$20,000	$-		$25	$1,960	$530	$87	$69	$1,405		$295	$1,110
2039	3.71E	+10	651	18,411	98,000	$20,000	$-		$25	$1,960	$530	$88	$69	$1,405		$295	$1,110
2040	3.74E	+10	645	18,411	98,000	$20,000	$-		$25	$1,960	$530	$89	$69	$1,405		$295	$1,110
2041	3.78E	+10	640	18,411	98,000	$20,000	$-		$25	$1,960	$530	$49	$69	$1,405		$304	$1,101
2042	3.53E	+10	685	18,411	98,000	$20,000	$-		$25	$1,960	$530	$49	$69	$1,405		$304	$1,101
2043	3.56E	+10	679	18,411	98,000	$20,000	$-		$25	$1,960	$530	$50	$69	$1,405		$304	$1,102
2044	3.59E	+10	673	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2045	3.62E	+10	668	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2046	3.65E	+10	662	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2047	3.69E	+10	655	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2048	3.72E	+10	649	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2049	3.76E	+10	642	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2050	3.80E	+10	636	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2051	3.84E	+10	629	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2052	3.85E	+10	628	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2053	3.93E	+10	615	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2054	4.01E	+10	603	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2055	4.09E	+10	590	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2056	4.18E	+10	578	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2057	4.25E	+10	569	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2058	4.32E	+10	560	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2059	4.39E	+10	550	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2060	4.46E	+10	541	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2061	4.54E	+10	532	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,405		$309	$1,096
2062	4.62E	+10	523	18,411	98,000	$20,000	$-		$25	$1,960	$530	$25	$69	$1,224		$309	$1,096
End of LOM	-		-	-	-	-	$181	(3)	-	-	-	-	-	$(64	)(4)	-	$(64	)(4)
Totals	1.38E	+12		676,122	3,599,000		$1,372		$934	$71,980	$19,452	$934	$2,519	$50,242		$11,054	$39,189

(1) Based on efficiency factor of 76.6% (i.e., total mineral recovery from brine produced).

(2) Based on conversion ratio for elemental lithium to lithium carbonate of 1 to 5.323.

(3) Reflects estimated mine closure and reclamation costs, which were estimated at three times current mine closure cost estimates to account for planned expansions and escalated 3% annually over the LOM period.

(4) Represents mine closure costs, partially offset by a positive working capital release at the end of the LOM period.

Notes:
Currency in $USD
L = liters
M = million
t = tons
mg/L = milligrams per liter
DD&A = depreciation, depletion, and amortization

October 30, 2023

In addition, Livent will file an amended Nemaska TRS that will include a new subsection (starting on page 360 of the Nemaska TRS) containing a detailed annual economic analysis, as set forth below:

19.6 Detailed Economic Analysis

Table 19-7. Detailed Economic Analysis (LOM period)

Year	Total Ore produced (kt)	Average Grade (% Li2O)	Concentrate Produced at 5.5% Li2O (kt)	Total Li2O units in concentrate (kt)	Spodumene Concentrate Price ($/t)	Initial Capital ($M)	Sustaining Capital ($M)	Revenue ($M)	Operating Expense ($M)	DD&A ($M)	Royalties ($M)	Pre-Tax Cashflow ($M)	Taxes ($M)	Post-Tax Cashflow ($M)
2023	-	-	-	-	NA	116	6	-	46	-	3	-157	-	(157)
2024	-	-	-	-	NA	250	3	-	70	-	2	-325	-	(325)
2025	574	1.35	99	5	2,841	107	23	280	159	23	-	-88	16	(104)
2026	1,078	1.37	224	12	3,981	-	20	894	247	23	-	578	129	449
2027	1,140	1.3	217	12	3,528	-	13	765	242	23	-	532	158	375
2028	1,120	1.31	221	12	2,999	-	7	664	252	23	-	430	158	272
2029	1,128	1.26	218	12	2,537	-	4	553	254	23	-	314	109	205
2030	1,113	1.26	214	12	2,578	-	47	552	252	23	-	252	109	142
2031	1,120	1.32	225	12	2,552	-	4	573	238	23	-	325	126	200
2032	1,103	1.33	223	12	2,447	-	4	545	235	23	-	310	115	196
2033	1,098	1.33	224	12	2,338	-	3	523	232	23	-	292	107	185
2034	1,113	1.29	220	12	2,685	-	4	592	233	23	-	344	136	208
2035	1,144	1.28	223	12	3,118	-	3	695	242	23	-	435	177	259
2036	1,150	1.28	224	12	3,118	-	3	697	241	23	-	452	178	275
2037	1,150	1.28	224	12	3,118	-	3	697	241	23	-	453	178	275
2038	1,144	1.34	233	13	3,118	-	4	727	248	23	-	473	187	285
2039	1,142	1.34	235	13	3,118	-	3	733	245	23	-	483	191	292
2040	1,142	1.34	235	13	3,118	-	3	733	250	23	-	480	189	291
2041	1,147	1.26	223	12	3,118	-	3	695	241	23	-	454	177	278
2042	1,148	1.26	220	12	3,118	-	3	687	240	23	-	445	174	271
2043	1,148	1.26	220	12	3,118	-	3	687	240	23	-	443	174	270
2044	1,116	1.39	235	13	3,118	-	2	733	240	23	-	485	194	290
2045	1,109	1.39	238	13	3,118	-	43	743	237	15	-	460	203	258
2046	1,109	1.39	238	13	3,118	-	64	743	240	15	-	439	201	237
2047	1,109	1.39	239	13	3,118	-	46	746	242	15	-	457	202	255
2048	1,013	1.49	232	13	3,118	-	15	722	257	15	-	457	185	272
2049	1,181	1.2	216	12	3,118	-	7	674	290	32	-	391	140	251
2050	1,248	1.29	236	13	3,118	-	5	737	312	32	-	416	157	259
2051	1,244	1.28	237	13	3,118	-	2	738	309	32	-	426	159	267
2052	1,245	1.3	242	13	3,118	-	3	755	311	32	-	440	166	274
2053	1,252	1.22	229	13	3,118	-	4	713	304	32	-	409	150	258
2054	1,239	1.32	240	13	3,118	-	2	749	302	32	-	439	167	272
2055	1,249	1.28	239	13	3,118	-	2	745	295	32	-	447	169	278
2056	1,247	1.37	253	14	3,118	-	2	790	299	32	-	484	187	298
2057	1,242	1.36	253	14	3,118	-	2	790	296	17	-	491	195	296
2058	619	1.28	120	7	3,118	-	3	374	226	17	-	180	50	129
2059	82	NA	36	2	3,118	-	2	111	223	0	-	(46)	0	(46)
Totals	38.2E+6		7,604,910	418		$ 473	$ 373	$ 23,155	$ 9,031	$ 817	$ 5	$ 13,302	$ 5,311	$7,990

Notes:
Currency in $CAD
kt = 1,000 tons
M = million
DD&A = depreciation, depletion, and amortization

***

October 30, 2023

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan
cc:	Paul W. Graves, President and Chief Executive Officer of Livent Corporation
Peter Coleman, Chairman of Allkem Limited
Sara Ponessa, General Counsel of Livent Corporation
John Sanders, Chief Legal Officer and Company Secretary of Allkem Limited
William H. Aaronson, Davis Polk & Wardwell LLP
Cheryl Chan, Davis Polk & Wardwell LLP
Brian J. Fahrney, Sidley Austin LLP
Joseph P. Michaels, Sidley Austin LLP

October 30, 2023
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